Exhibit 12(a)

RATIO OF EARNINGS TO FIXED CHARGES (Unaudited)

Union Pacific Corporation and Subsidiary Companies

Millions, Except for Ratios for the Three Months Ended September 30,	2014	2013
Fixed charges:
Interest expense including
amortization of debt discount	$144	$137
Portion of rentals representing an interest factor	26	31
Total fixed charges	$170	$168

Earnings available for fixed charges:
Net income	$1,370	$1,151
Equity earnings net of distributions	(19)	(21)
Income taxes	836	701
Fixed charges	170	168
Earnings available for fixed charges	$2,357	$1,999

Ratio of earnings to fixed charges	13.9	11.9